NEWS RELEASE

December 18, 2009

Trading Symbols:

AMM :TSX, AAU : NYSE Amex

www.almadenminerals.com

ALMADEN CLOSES $2.6 MILLION FINANCING

Almaden Minerals Ltd. (TSX: AMM; AMEX:AAU; “Almaden”) has closed the financing announced in its News release of December 3, 2009.

The non-brokered private placement was completed by the issuance of 3.06 million units (“Units”) at $0.85 per Unit. Each Unit consists of one common share and a half non-transferable common share purchase warrant (“Warrant”). Each whole Warrant will allow the holder to purchase one common share for a period of 24 months at a price of $1.40 per common share. A finder’s fee of $150,450 in cash and 236,000 Finder’s Warrant is payable. The Finder’s Warrant entitles the finder to purchase the same number of Units at $0.85 per Unit, for a period of 24 months.

Almaden will use the funds to strengthen its treasury and for future prospect generation expenditures, including early stage exploration on current projects, and for the acquisition of future projects. The Company has projects in Canada, USA and Mexico that it is advancing with early stage exploration work. Those projects that are found to have merit will then be optioned to third parties for further work.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE Amex have reviewed or accepted any responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management."  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.